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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of August 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F |X|    Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

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In compliance with the regulations promulgated under the Israeli Companies Law -
1999 (the "Law"), Jacada published a notice in Israeli newspapers that its annual general meeting of shareholders (the "Meeting") will be held on October
5, 2006 in Israel and that the record date for the determination of the holders of Jacada's Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting will be August 26, 2006. At the Meeting the shareholders will be asked to vote on the following:

1. To elect Mr. Avner Atsmon to the Board of Directors of the Company (the "Board") to serve as an External Director (as defined in the Law) for a term of three years, in lieu of Mr. Amnon Shoham who ceased to qualify as an External Director and thus ceased to be a member of the Board;

2. To re-elect Mr. Ohad Zuckerman to the Board to serve as an External Director for a term of three years;

3. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

4. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2006 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

5. To approve the execution of the Company's standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and to provide Mr. Avner Atsmon with the same compensation package granted to the Company's existing External Directors;

6. To approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares of the Company previously granted to directors, to a period of two years from the date of termination of each such director's service with the Company;

7. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

On or about August 31, 2006 Jacada will send to its shareholders official notice of the Meeting and a proxy statement.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   JACADA LTD.

                                   By:       /S/    TZVIA BROIDA
                                             -----------------------------------
                                   Name:     Tzvia Broida
                                   Title:    Chief Financial Officer

 Dated: August 21, 2006

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